Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Jonathan M. Kopcsik, Esq.
(215) 564-8099
jkopcsik@stradley.com

December 7, 2017
VIA EDGAR

Lisa N. Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:          PFM Multi-Manager Series Trust (the "Trust")
 Registration Statement on Form N-1A
 File Nos. 333-220096, 811-23282
Dear Ms. Larkin:
On behalf of the Trust, below are the Trust's responses to the comments you provided us with regard to the Trust's initial registration statement on Form N-1A (the "Registration Statement") relating to the registration of the PFM Multi-Manager Domestic Equity Fund ("Domestic Equity Fund"), the PFM Multi-Manager International Equity Fund ("International Equity Fund"), and the PFM Multi-Manager Fixed-Income Fund ("Fixed-Income Fund") (collectively, the "Funds").
The Registration Statement was filed with the U.S. Securities and Exchange Commission ("SEC") on August 22, 2017 under Section 8 of the Investment Company Act of 1940, as amended (the "1940 Act"), and Section 6 of the Securities Act of 1933, as amended (the "Securities Act").
Below we have provided your comments and the Trust's response to each comment.  Where a response to a comment is made in one location, the Trust will apply the response to all similar disclosure appearing elsewhere in the Registration Statement.  All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS
•	Applicable to All Three Funds
Pages 1, 7, and 13 – Fees and Expenses
1.	Please change the heading, "Annual Class Operating Expenses" to "Annual Fund Operating Expenses." See Item 3 of Form N-1A.
Response. The requested change will be made.

2.
In footnote 1 of the fee table you state, "The total management fees shown in the fee table are computed by summing (i) the aggregate fees paid to the sub-advisers and (ii) the fee paid to the Adviser, each during the . . . Fund's most recently completed fiscal year.  Asset allocations and fees payable to the . . . Fund's sub-advisers may vary and, consequently, the total management fees payable will fluctuate and may be higher or lower than that shown in the fee table." Please explain supplementally how the fee structure, including the computation and fluctuation of fees, in the footnote and the investment advisory and sub-advisory agreements, complies with the Investment Company Act of 1940 (e.g., section 15), the Investment Advisers Act of 1940 (e.g., section 205), and Form N-1A.

Response.  Each Fund will pay a flat, basis point management fee to their adviser, PFM Asset Management LLC (the "Adviser").  The Adviser, in turn, will pay the respective sub-advisers for each Fund out of its management fees.  Accordingly, footnote 1 will be deleted and the fee table will be revised to reflect the management fees approved by the Trust's Board of Trustees.

3.
Please confirm that the expense limitation agreement referred to in footnote 3 of the fee table will apply for no less than one year from the effective date of the registration statement.  See Item 3, Instruction 3(e) of Form N-1A.

Response. The Trust confirms the expense limitation agreement referred to in footnote 3 of the fee table for each Fund will apply for no less than one year from the effective date of the registration statement.
Pages 2, 8, 14 – Principal Investment Strategies
4.
You state the each Fund will invest, under normal circumstances, "at least 80% of its net assets in . . . ." Please add "plus borrowings for investment purposes" after "assets" or explain supplementally why such language is not necessary.  See Rule 35d-1(d)(2) of the Investment Company Act of 1940, 17 CFR 270.35d-1(d)(2); Investment Company Names, Rel. No. 24828, Sec. II.A.4. (Jan. 17, 2001) ("Rule 35d-1").

Response. Each Fund will add "plus borrowings for investment purposes" after "assets" in their respective 80% policies pursuant to Rule 35d-1.
Pages 2, 8, 15 – Principal Investment Strategies
5.
You describe the multi-manager approach as though the Adviser and Trust are currently employing that structure.  Yet, on page 32, you state the Adviser and Trust "will seek an exemptive order from the SEC that will allow the Funds to operate in a 'manager of managers' structure." Please advise us of the status of the Adviser's and Trust's exemptive application.  If the application is pending, (a) revise the disclosure to clarify that such relief has not yet been granted and may not be granted; and (b) explain supplementally how the Adviser will hire new sub-advisers after the Funds' registration statements are effective and have shareholders, other than the initial sole shareholder, but before exemptive relief is granted.

Response. The Adviser and the Trust filed an exemptive application with the SEC on August 22, 2017. The Trust will revise the disclosure to clarify that such relief has not yet been granted and may not be granted. The Adviser does not have any current intention of hiring new sub-advisers after the Funds' registration statement is effective and the Funds have shareholders, other than the initial sole shareholder, but before exemptive relief is granted. Should the Adviser seek to hire a new sub-adviser after the Funds' registration statement is effective and the Funds have shareholders, other than the initial sole shareholder, but before exemptive relief is granted, shareholder approval of the new sub-adviser will be sought pursuant to the requirements of Section 15 of the Investment Company Act of 1940, as amended.
6.
You state that the "principal investment strategies that may be employed by the . . . Fund include the following:" and list a variety of strategies.  Please change "may" to "will" or clarify why a strategy may be used occasionally or not at all.

Response. The requested change will be made.
Pages 2-3, 8-9, 15 – Principal Investment Strategies
7.
For each of the bullet-pointed strategies, please clarify how much of a Fund's assets is expected to be allocated to each strategy.  While a range is acceptable, if such a range is excessively broad, it is important to provide enough details for an investor to understand under what circumstances each of the strategies will be used.

Response. The disclosure will be revised to indicate the following range of assets expected to be allocated to each strategy under normal circumstances:

Domestic Equity Fund
Strategy	Expected Range of Assets Allocated to Strategy
All-Capitalization	0-50%
Large-Capitalization	0-40%
Mid-Capitalization	0-30%
Small-Capitalization	0-30%
Index Replication	30-75%

International Equity Fund
Strategy	Expected Range of Assets Allocated to Strategy
Total International All-Capitalization	0-50%
International Developed Markets	0-40%
International Emerging Markets	0-30%
International Mid-Small Capitalization	0-30%
Index Replication	30-75%

Fixed-Income Fund
Strategy	Expected Range of Assets Allocated to Strategy
Core Fixed-Income	30-70%
Investment Grade Credit	0-30%
High Yield	0-30%
Structured Fixed-Income	0-30%
Convertible Bonds	0-20%

Pages 3, 9, 15 – Principal Investment Strategies
8.
You state that each Fund can invest in derivative instruments.  Please explain supplementally whether derivatives will be included in the calculation of each Fund's compliance with its 80% policy under Rule 35d-1 of the Investment Company Act of 1940 and, if so, how derivatives will be valued for this purpose.  The 80% policy is an asset based test, not an exposure test.  If each Fund intends to include derivatives as part of its 80% policy, it must value the derivatives for purposes of Rule 35d-1 on a mark-to-market basis (i.e., using the current market price of the derivative, or if it is an OTC derivative, its fair value).  Disclosure describing the valuation approach must be included in the registration statement, although it need not be in Item 4 of Form N-1A.

Response:  The Trust will include investments in derivative instruments for purposes of determining compliance with each Fund's 80% policy.  The Trust is not aware of any formal SEC or SEC staff position as to how funds must calculate the asset value of derivatives for purposes of Rule 35d-1.  To the contrary, in 2011, the SEC specifically requested comment on how derivatives should be valued for a variety of asset-based tests under the 1940 Act and, to our knowledge, no formal SEC or Staff position relating to this issue has been issued since the 2011 request for comment.  Accordingly, in the Trust's Statement of Additional Information, it will describe how categories of derivative instruments will be valued for purposes of compliance with each Fund's 80% policy.
9.	Please clarify how much of each Fund's assets will be invested in derivatives, exchange-traded funds ("ETFs"), and other registered investment companies.
Response.  Under normal circumstances, each Fund may invest up to 20% of its assets in derivatives, ETFs, and other registered investment companies on a combined basis.  In addition, the Fund's investments in ETFs and other registered investment companies will limited by the requirements of the 1940 Act and related rules. During its commencement period, a Fund may invest a greater percentage in derivatives, ETFs, and other registered investment companies.
Pages 4, 10, 16 – Principal Investment Strategies
10.
In "Derivative Investment Risk," the first and fourth sentences are repetitive regarding "the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, reference rate, or index." Please revise.

Response: "Derivative Investment Risk" will be replaced with the following:

Derivative Investment Risk is the risk that the use of derivative investments will result in the [Domestic Equity][International Equity][Fixed-Income] Fund sustaining a loss.  The value of a derivative instrument depends largely on the value of the underlying reference asset.  In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks.  Counterparty risk is the risk that a counterparty to a derivative contract will be unable or unwilling to meet its financial obligations.  Derivatives involve costs and can create leverage in the [Domestic Equity][International Equity][Fixed-Income] Fund's portfolio, which may result in significant volatility and cause the [Domestic Equity][International Equity][Fixed-Income] Fund to lose more than the amount it invested.  A small investment in a derivative could have a relatively large positive or negative impact on the performance of the [Domestic Equity][International Equity][Fixed-Income] Fund, potentially resulting in losses to [Domestic Equity][International Equity][Fixed-Income] Fund shareholders.   Derivatives may be less liquid than more traditional investments and the [Domestic Equity][International Equity][Fixed-Income] Fund may be unable to sell or close out its derivative positions at a desirable time or price.  Derivatives also may be harder to value, less tax efficient and subject to changing government regulation that could impact the [Domestic Equity][International Equity][Fixed-Income] Fund's ability to use certain derivatives or increase their cost.  Derivatives used for hedging or to gain or limit exposure may not provide the expected benefits, particularly during adverse market conditions.  When the [Domestic Equity][International Equity][Fixed-Income] Fund uses derivatives, it likely will be required to provide margin and/or segregate cash or other liquid assets in a manner that satisfies contractual undertakings and regulatory requirements, which could limit the [Domestic Equity][International Equity][Fixed-Income] Fund's ability to pursue other opportunities as they arise, or require the [Domestic Equity][International Equity][Fixed-Income] Fund to liquidate portfolio securities in order to satisfy margin requirements.  Derivatives relating to fixed income markets are especially susceptible to interest rate risk and credit risk.
Pages 4, 11, 18 – Principal Investment Strategies
11.	In "Investment Company Risk," please add risks for ETFs.
Response: "Investment Company Risk" will be revised to add the following disclosure:

In addition, investments in ETFs are subject to the risks associated with the underlying assets held by an ETF, and the following additional risks: (1) an ETF's shares may trade above or below its net asset value; (2) an active trading market for the ETF's shares may not develop or be maintained; (3) trading an ETF's shares may be halted by the listing exchange; (4) a passively managed ETF may not track the performance of the reference asset; and (5) a passively managed ETF may hold troubled securities.  Investment in ETFs may involve duplication of management fees and certain other expenses, as the Fund indirectly bears its proportionate share of any expenses paid by the ETFs in which it invests.

Page 22 – More Information About the Funds
12.
Please state in the prospectus, as you do on page 2 of the Statement of Additional Information ("SAI"), that each Fund will provide shareholders with at least 60 days' notice before changing a Fund's 80% policy.  See Rule 35d-1.  Please note that this notice requirement is different from the 60 days' notice policy regarding each Fund's investment objective.

Response. The requested change will be made.
13.	With respect to temporary defensive positions, please clarify that such positions are inconsistent with a Fund's principal investment strategies. See Item 9(b)(1), Instruction 6 of Form N-1A.
Response: Consistent with the requirements of Form N-1A, the disclosure will be revised as follows (new disclosure underlined):

When deemed appropriate by the Funds' Adviser or investment sub-advisers for short term investment or defensive purposes, a Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's typical principal investment strategies ~~including holding up to 100% of its assets in cash and equivalents including: government obligations in the local currency of any developed country (including the U.S.), commercial paper and certificates of deposit~~. To the extent that a Fund employs a temporary defensive measure due to adverse market, economic, political or other conditions, the Fund may not achieve its investment objective.
14.	Please explain in general terms how each Fund's adviser and sub-adviser decides which securities to sell. See Item 9(b)(2) of Form N-1A.
Response. The Trust believes its existing disclosure is adequate and complies with the requirements of Form N-1A. The Trust notes that as part of the disclosure pursuant to Item 4(a) of Form N-1A under the section titled "FUND SUMMARY - Principal Investment Strategies" for each Fund (specifically, in the bulleted list of each Fund's principal investment strategies), each Fund explains in general terms how the Fund's adviser and sub-adviser decides which securities to sell. The Trust further notes that pursuant to General Instruction C.3 of Form N-1A, information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.
Page 31 – More Information About Market Indices
15.	Please add descriptions of the index methodologies, including:
a.	Component selection criteria, explaining how index components are included/excluded;

b.
Index weighting methodology,  explaining how components of an index are weighted (e.g., free float-adjusted capitalization-weighted, price-weighted, equal-weighted or fundamentally-weighted, among others);

c.	Name of the Index and Index Provider;
d.	Rebalance and reconstitution process, including frequency thereof, explaining how and when the index changes; and
e.	Number of index components (a range is acceptable).
Response. The Trust will add the following information to "More Information About the Funds":
A Further Discussion of Index Replication Strategies (Domestic Equity Fund and International Equity Fund)
The principal investment strategies of the Domestic Equity Fund and International Equity Fund include an index replication strategy whereby the Fund will invest in stocks in approximately the same proportion as they are represented in the Russell 3000 Index and MSCI ACWI ex USA Index, respectively.

The Russell 3000 Index is a float-adjusted, market-capitalization weighted equity index that encompasses the top 3,000 stocks (ranked by total market capitalization) traded in the U.S. market and represents large, mid and small-cap stocks capturing approximately 99% of the investable universe. The index is based on the FTSE Russell Index Policies and FTSE Russell is the index provider. The index is reconstituted annually on the last Friday in June (based on ranking in May) and reviewed quarterly for inclusion of any eligible initial public offerings. As of October 31, 2017, the index consisted of 2,963 holdings.

The MSCI ACWI ex USA Index captures large and mid-cap representation across 22 of 23 developed market countries (excluding the United States) and 24 emerging markets countries. The index covers approximately the top 85% by market capitalization of the global equity opportunity set outside the United States. The index is based on the MSCI Global Investable Market Indexes Methodology and MSCI Inc. is the index provider. The index is reviewed quarterly (February, May, August and November). During the May and November semi-annual index reviews, the index is rebalanced and the large and mid-capitalization cutoff points are recalculated. As of October 31, 2017, the index consisted of 1,858 constituents.

From time to time, the Advisor may direct the sub-adviser(s) responsible for the index replication strategy to over-weight or under-weight certain segments of the applicable market and deviate from fully tracking the index in an attempt to outperform the index.

The Trust notes that the information included under "More About Market Indices" is intended to further describe each Fund's broad-based securities market index that will be used when each Fund shows performance information, once available, rather than to further describe the indices used for the Domestic Equity Fund's and International Equity Fund's index replication strategies.
Page 41 – Redemption Payments
16.
Please disclose the methods that the Funds typically expect to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind).  See Item 11(c)(8) of Form N-1A.

Response. The following disclosure will be added:

Under normal circumstances, the Funds expect to meet redemption requests through the sale of investments held in cash or cash equivalents. Funds may also choose to sell portfolio assets for the purpose of meeting such requests. In situations in which investment holdings in cash or cash equivalents are not sufficient to meet redemption requests or during stressed market conditions, a Fund will typically borrow money through a bank line-of-credit. Each Fund further reserves the right to distribute "in kind" securities from the Fund's portfolio in lieu (in whole or in part) of cash under certain circumstances, including under stressed market conditions.
Page 41 – Redemptions In-Kind
17.
Please disclose additional detail regarding the Funds' practices to redeem in kind, such as whether those redemptions would be pro-rata slices of portfolio assets, individual securities or representative securities baskets.  See Investment Company Liquidity Risk Management Programs, Investment Company Act Rel. No. 32315 (Oct. 13, 2016), 81 FR 82142.

Response.  The requested change will be made.
•	Applicable to Domestic Equity Fund
Page 1 – Investment Objective
18.
You state, "The PFM Multi-Manager Domestic Equity Fund (the "Domestic Equity Fund") seeks to provide long-term capital appreciation through a diversified portfolio consisting primarily of U.S. equity securities.  Any income received is incidental to this objective." Please delete "through a diversified portfolio consisting primarily of U.S. equity securities" because such language describes the Fund's strategy, not the objective.  See Item 2 of Form N-1A.

Response. The requested change will be made.
19.
You state, "The Domestic Equity Fund expects to invest primarily in common stocks, but may also invest in preferred stocks and convertible securities.  The Domestic Equity Fund's investments in equity securities may also include securities in their initial public offerings ('IPOs')."  It is not clear which investments in this paragraph will be invested in the 80% bucket and/or the 20% bucket.  Please revise accordingly.

Response. The disclosure will be replaced with the following:

The Domestic Equity Fund's investments in equity securities are expected to consist primarily of common stocks, including initial public offerings ("IPOs") of U.S. based companies, but may also include preferred stocks and convertible securities of such companies.
Pages 2-3 – Principal Investment Strategies
20.	In describing the various strategies, you state that the sub-adviser will rank stocks "based on certain factors." Please describe the factors.
Response. The following disclosure will be added:

These factors may include, but are not limited to, measures quantifying historical and forecasted valuations as compared to earnings, sales, and book value; quality measures such as cash on the balance sheet, earnings momentum, and debt to equity; and measures of market sentiment such as share price momentum or short interest.
Page 3 – Principal Investment Strategies
21.
In "Index Replication," the disclosure suggests that the Fund could use a replication, sampling, or enhanced approach at any time.  Please revise the disclosure to clarify the circumstances under which each approach will be used.

Response. The Trust notes the current disclosure that a sampling strategy will be used "in cases where it is not possible or practicable to purchase all of the securities comprising the Index, or to hold them in the same weightings as they represent in an index" and believes such disclosure adequately describes the circumstances under which a sampling approach may be used. The Trust will revise the disclosure regarding over-weighting or under-weighting certain segments of a market to clarify the circumstances under which such approach may be used as follows (new disclosure underlined):

From time to time, the Advisor may direct the sub-adviser(s) responsible for the index replication strategy to over-weight or under-weight certain segments of the U.S. equity market and deviate from fully tracking the index in an attempt to outperform the Index. The Advisor may over-weight or under-weight certain segments of the market based on the

Advisor's analysis on the economy, capital markets, valuation, and trends related to the foregoing.

The replication strategy is expected to be used at times where conditions do not warrant using the sampling or enhanced approach as described above. The Trust believes its existing disclosure adequately addresses this.
Page 4 – Principal Investment Risks
22.	In "Indexing Risk," please clarify that:
a.	a sub-adviser's inability to match the Fund's performance to the index could be for a variety of reasons, such as expenses that the Fund has that the index will not have; and
b.
if the Fund is using a sampling or enhanced strategy (as opposed to a replication strategy), the Fund's assets are actively-managed (as opposed to being passively-managed) and therefore involve active management risk.

Response. "Indexing Risk" will be revised as follows (new disclosure underlined):
Indexing Risk is the risk that because a portion of the Domestic Equity Fund follows an index replication strategy, the adverse performance of a particular security necessarily will not result in the elimination of the security from the Domestic Equity Fund's portfolio. Ordinarily, a sub-adviser using an index replication strategy will not sell the Domestic Equity Fund's portfolio securities except to reflect additions or deletions of the securities that comprise the index, or as may be necessary to raise cash to pay Domestic Equity Fund shareholders who sell Fund shares. As such, the Domestic Equity Fund will be negatively affected by declines in the securities represented by the index. Also, there is no guarantee that a sub-adviser using an index replication strategy will be able to match the Domestic Equity Fund's performance to that of the index. A sub-adviser may not be able to match the performance of the index it is seeking to replicate for a variety of reasons, such as expenses that the Fund has that the Index does not have. The Domestic Equity Fund's assets are also subject to management risk, as further described below.

•	Applicable to International Equity Fund
Page 7 – Investment Objective
23.
You state, "The PFM Multi-Manager International Equity Fund (the "International Equity Fund") seeks to provide long-term capital appreciation through a diversified portfolio consisting primarily of non-U.S. equity securities.  Any income received is incidental to this objective." Please delete "through a diversified portfolio consisting primarily of non-U.S. equity securities" because such language describes the Fund's strategy, not the objective.  See Item 2 of Form N-1A.

Response. The requested change will be made.
Page 8-– Principal Investment Strategies
24.
Please clarify how the Fund is economically tied to at least three different countries outside of the United States, e.g., organized or located or doing a substantial amount of business in a non-U.S. country.  If the Fund relies exclusively on the place of organization or location, please explain supplementally how being organized or located in a country satisfies the "economically tied" test.

Response. The following disclosure will be added:

The International Equity Fund considers various factors when determining whether a company is in a particular country or region/continent, including whether: (i) the issuer is organized under the laws of the country or a country within the geographic region; (ii) the issuer or maintains its principal place of business in that country or region; (iii) the securities are traded principally in the country or region; or (iv) the issuer, during its most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region, or has at least 50% of its assets in that country or region.
25.	Please provide plain English definitions of developed markets and emerging markets.
Response. The following disclosure will be added:

The Advisor defines developed markets countries and emerging markets countries based on the MSCI Market Classification Framework. The MSCI Market Classification Framework considers economic development, size, liquidity, and market accessibility in classifying developed markets countries and emerging markets countries.
Pages 8-9 – Principal Investment Strategies
26.	In describing the various strategies, you state that the sub-adviser will rank stocks "based on certain factors." Please describe the factors.
Response. Please see the response to Comment 20.
Page 11 – Principal Investment Risks
27.	In "Indexing Risk," please clarify that:
a.	a sub-adviser's inability to match the Fund's performance to the index could be for a variety of reasons, such as expenses that the Fund has that the index will not have; and

b.
if the Fund is using a sampling or enhanced strategy (as opposed to a replication strategy), the Fund's assets are actively-managed (as opposed to being passively-managed) and therefore involve active management risk.

Response. A corresponding change will be made consistent with the response to Comment 22.
•	Applicable to Fixed-Income Fund
Page 14 – Principal Investment Strategies
28.	Please explain supplementally how seeking capital appreciation is consistent with the Fund's investments.
Response. The Trust believes the Fixed-Income Fund's investment objective to seek to maximize total return (capital appreciation and income) is consistent with the overall context of its principal investment strategies. The Fixed-Income Fund has a policy of investing, under normal circumstances, at least 80% of its net assets in bonds and other fixed-income securities. The Fixed-Income may realize capital appreciation, for example, through selling bonds after they have risen in price and before maturity. The Trust believes it is not uncommon for a fixed-income fund to include a reference to capital appreciation in its investment objective.
29.
It is unclear whether the Fund's 40% bucket regarding below-investment grade investments includes junk bonds only or other investments.  For example, you state elsewhere that the Fund may invest in distressed securities and mortgage- and other asset-backed securities, including CLOs.  If the Fund will invest in below-investment grade (i) non-agency RMBS/CMBS, (ii) CLOs, or (iii) distressed securities, please explain supplementally how the Fund determined that its investment strategy is appropriate for the open-end fund structure.  Please also explain supplementally how the Fund will determine that these expected holdings are liquid (i.e., can be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment).  Your response should include general market data on the types of investments and data on the liquidity of the investments that the Fund will invest in, including information about:

a.	Whether the Fund imposes any limits as a percentage of its net assets with respect to the position sizes in below-investment grade (i) non-agency RMBS/CMBS, (ii) CLOs, or (iii) distressed securities;
b.	The specific measures that the Fund would take if it received a large redemption request;
c.	The existence of an active market for the investment, including the number, diversity, and quality of market participants;
d.	The frequency of trades or quotes for the investment, including the daily trading volume;
e.	The volatility of trading prices for the investment;

f.	Bid-ask spreads for the investment;
g.	Restrictions on trading or transferring the investment;
h.	The availability of, and the Fund adviser's access to, information on underlying loans or other assets held by (i) non-agency RMBS/CMBS, (ii) CLOs, or (iii) distressed securities; and
i.	How the Fund will be able to appropriately value these investments on a daily basis.
Response.  As a general matter, the Trust understands that Section 22(e) under the Investment Company Act requires the Fund to honor redemption requests within seven days after tender of shares for redemption, and consequently, that the Fund must maintain sufficient liquidity. Consistent with SEC staff guidance and as disclosed in the Registration Statement, the Fund will maintain a policy of not investing more than 15% of its net assets in illiquid securities, the holdings of which will be monitored on an ongoing basis to determine whether to sell any of those securities to maintain adequate liquidity.  In addition, as required by recently adopted SEC rules, the Fund's will adopt a liquidity management program to ensure that the Fund has sufficient liquidity to meet shareholder redemption requests.

In determining which securities will be appropriate investments for the Fund once it commences operations, its sub-adviser(s) generally will consider a broad mix of relevant information, including: the lack of price movement or stale prices; the availability of price quotes and the trading frequency (or anticipated frequency); the number, quality and experience of dealers willing to purchase or sell the security; the number of other potential purchasers and market participants (including the availability of information about them); the extent of dealers' efforts to make markets in the security and the identity of such dealers; the nature of the security (e.g., a security's credit rating, duration, and or maturity date); the nature of the marketplace trades (i.e., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer); and the nature of any resale restrictions, including contractual or legal.

The Fund's investments in RMBS/CMBS, CLOs, and distressed securities are expected to be: (i) made in securities which generally have a readily available resale market; and (ii)  among those traded by the larger and more stable broker dealers in these markets and of the type that generally would be able to be liquidated, even in markets that could be deemed to be distressed. The sub-adviser(s) will gain access to information on the underlying loans or other assets held by Fund and the borrowers through Bloomberg, and other analysts, other organizations, and through information provided by the actual agencies, all of which will aid the Adviser and sub-adviser(s) in their liquidity determinations. Because the Fund has not yet commenced operations and information about its possible investments in RMBS/CMBS, CLOs and distressed securities are unknowable, the Trust respectfully declines to provide further information about these types of investments and data on the liquidity of these investments.

To enable the Board to perform its oversight responsibility, the Adviser will report on the percentage of the Fund's assets invested in illiquid securities at each calendar quarter-end in a report that will inform the Board that the Fund has complied with the limitations on illiquid securities.

To clarify that the Fixed-Income Fund's 40% bucket for below investment grade investments may include investments other than junk bonds, the disclosure will be revised as follows (new disclosure underlined):

The Fixed-Income Fund primarily invests in investment grade debt obligations (i.e., obligations rated within the top four rating categories by a Nationally Recognized Statistical Rating Organization ("NRSRO") or of comparable quality as determined by the Fixed-Income Fund's investment sub-advisers, but may invest up to 40% of its net assets in obligations that are rated below-investment grade (which may include, among other investments, securities commonly referred to as "junk bonds").
Page 15 – Principal Investment Strategies
30.
Please explain why it is appropriate to call the second bullet-pointed strategy "Investment Grade Credit" if the sub-adviser may invest in high yield securities.  Please add "junk bonds" after "high yield securities" and clarify how much of the Fund's assets may be invested in such securities.

Response.  The Fixed-Income Fund believes it is appropriate to call the second bullet-pointed strategy "Investment Grade Credit" because such strategy will be invested primarily in investment grade bonds and securities, while reserving the ability to invest only up to 5% of assets allocated to such strategy in high yield securities.

The disclosure will be revised as follows:

Investment Grade Credit. The investment grade credit strategies invest in U.S. and, to a limited extent, non-U.S. investment grade bonds and securities of U.S. and non-U.S. corporations and other institutions. The investment grade credit strategies are constructed using a bottom-up investment approach. The sub-adviser(s) may from time to time invest ~~a portion of the assets allocated to them~~ up to 5% of the assets allocated to the strategy in high yield securities (commonly referred to as "junk bonds"). The investment grade credit strategies are constructed using fundamental research to analyze economic trends and other market events.
31.	In the third bullet-pointed strategy called, "High Yield," please clarify in plain English what you mean by "and securities."
Response:  The disclosure will be revised as follows: "The high yield strategies invest in U.S. and non-U.S. fixed income instruments rated below investment grade. The high yield strategies are constructed using fundamental research to analyze economic trends and other market events."
32.	In the fourth bullet-pointed strategy called, "Structured Fixed-Income," please clarify in plain English what you mean by "non-traditional asset-backed securities."
Response. The disclosure will be revised as follows: "The structured fixed-income strategies invest in high quality structured fixed-income securities, with a particular focus on asset-backed securities backed by assets other than real estate (also known as non-traditional asset-backed securities)."
33.
We note that the Fund will invest in convertible securities.  If the Fund expects to invest in contingent convertible securities ("CoCos") as a principal investment strategy, please add the CoCos disclosure from page 11 of the SAI to the statutory prospectus.

Response. The Fixed-Income Fund does not currently expect to invest in CoCos as a principal investment strategy.
34.	You state that the Fund "can use futures contracts to equitize cash." Please explain in plain English what that sentence means.
Response: The disclosure will be revised as follows:

The Fixed-Income Fund can use uninvested cash to purchase futures contracts to gain exposure to equity markets.
Page 19 – Principal Investment Risks
35.
In "Mortgage- and Asset-Backed Securities Risk," you refer to subprime and privately-issued mortgages.  If those investments are a principal investment strategy, please add them to the principal investment strategies section.

Response. The Fixed-Income Fund does not currently expect to invest in subprime and private-issued mortgages as a principal investment strategy.
Page 26 – A Further Discussion of Risks
36.
In "Indexing Risk (All Funds)," please explain supplementally in what respect this risk applies to the Fixed-Income Fund.  If indexing is a principal investment strategy of the Fund, please add the relevant disclosure to the principal investment strategies section.

Response. "Indexing Risk" will be revised to apply only to the Domestic Equity Fund and International Equity Fund.

Pages 28-30 – A Further Discussion of Risks
37.
You refer to loan participations, repurchase agreements, and stripped securities.  If such investments are a principal investment strategy for the Fixed-Income Fund, please add the relevant disclosure to the principal investment strategies.

Response. The Trust notes disclosure on page 14 listing loan participations, repurchase agreements, and stripped securities as principal investment strategies for the Fixed-Income Fund and respectfully declines to add additional strategy disclosure.
Page 31 – More Information About Market Indices
38.
The Bloomberg Barclays US Aggregate Bond Index is not mentioned in the Fixed-Income Fund's principal investment strategies.  If the index is part of the Fund's principal investment strategies, please revise accordingly.  Otherwise, please explain what the relevance of the index is and revise accordingly.

Response. Bloomberg Barclays US Aggregate Bond Index is the index the Fixed-Income Fund intends to use as its broad-based securities market index for  performance purposes.
STATEMENT OF ADDITIONAL INFORMATION
Page 16 – Credit Default Swaps and Total Return Swaps
39.
The Funds disclose that they may engage in transactions involving total return swaps ("TRS").  A TRS is a "senior security" for purposes of section 18 of the Investment Company Act of 1940 (the "ICA").  When a fund engages in TRS, the fund will need to "set aside" (also referred to as "segregate") an appropriate amount of liquid assets, as determined by Commission and staff guidance, to address section 18 concerns.  (Setting aside assets for this purpose is sometimes referred to as "cover".) See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  See also additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm.  In addition, please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives (including "cover" obligations) for purposes of section 18 of the ICA.  See Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015).  Accordingly, please be aware that the Commission could issue a new rule and/or guidance (and the staff could also issue future guidance) relating to fund use of derivatives, such as TRS, and leverage, including cover requirements, which could impact the manner in which the Funds operate

Response. The Trust acknowledges your comment.
40.	If a Fund will write credit default swaps, please confirm to the staff that the Fund will segregate the full notional amount of the credit default swap to cover such obligation.

Response. The Trust confirms that if a Fund writes credit default swaps, the Fund will segregate, or identify on its books liquid assets or cash in an amount equal to, the full notional amount of the credit default swap to cover such obligation while the position is open, subject to future regulatory developments that would permit a different approach.
Page 48 – Temporary Defensive Positions
41.	Please ensure that the disclosure here is aligned with the disclosure in the prospectus. There appear to be some differences.
Response. The disclosure in the SAI is intended to expand upon the nonexhaustive list of  temporary defensive positions a Fund may take as disclosed in the prospectus.  Please see the response to comment 13 for changes to the prospectus disclosure. The SAI disclosure will be revised as follows:

Temporary Defensive Positions. From time to time, a Fund may invest up to 100% of its assets in investments that may be inconsistent with the Fund's principal investment strategies for ~~take~~ temporary defensive ~~positions~~ purposes in anticipation of, or in response, ~~attempting to respond~~ to adverse market, economic, political or other conditions. Temporary defensive positions may be taken, for example, to preserve capital or if a Fund is unable to pursue its investment strategies or acquire the types of securities in which it normally invests. Temporary defensive positions will be in high-quality fixed income securities, cash or cash equivalents. These positions include, but are not limited to:

(1) obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities;
(2) commercial paper, bank certificates of deposit, bankers' acceptances and time deposits;
(3) repurchase agreements; or
(4) uninvested cash, some or all of which may be held in a non-interest bearing demand deposit account at a Fund's affiliated custodian.

The Investment Adviser and Sub-Advisers have discretion in determining: (i) whether taking a temporary defensive position is appropriate for a Fund at a particular time, and (ii) the types of instruments that a Fund will hold in taking a temporary defensive position.

When taking a temporary defensive position, a Fund may not achieve its investment objective.
Page 50 – Zero Coupon and Capital Appreciation Bonds and Pay-In-Kind Securities
42.	Please disclose that, to the extent original issue discount instruments, such as zero coupon bonds and PIK loans, constitute a significant portion of the Fund's income, investors will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:
a.
The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans.

b.	PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.
c.
An election to defer PIK interest payments by adding them to loan principal increases the Fund's gross assets, thus increasing the Adviser's future base management fees, and increases future investment income, thus increasing the Adviser's future income incentive fees at a compounding rate.

d.
Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash.  PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash pay securities;

e.
Because original issue discount income is accrued without any cash being received by the Fund, required cash distributions may have to be paid from offering proceeds or the sale of Fund assets without investors being given any notice of this fact;

f.	The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan.
g.	Even if the accounting conditions for income accrual are met, the borrower could still default when the Fund's actual payment is due at the maturity of the loan.
h.	Original issue discount creates risk of non-refundable cash payments to the advisor based on non-cash accruals that may never be realized.
i.
Because original issue discount will be included in the Fund's "investment company taxable income" for the year of the accrual, the Fund may be required to make distributions to shareholders to satisfy the annual distribution requirement applicable to RICs, even where the Fund has not received any corresponding cash amount.  As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to maintain favorable tax treatment.  If the Fund is not able to obtain cash from other sources, and chooses not to make a qualifying share distribution, it may become subject to corporate-level income tax.

Response. The Fixed-Income Fund does not intend for original issue discount instruments, such as zero coupon bonds and PIK loans, to constitute a significant portion of the Fund's income. As such, the Fixed-Income Fund does not believe such disclosure is necessary.
Page 54 – Management of the Trust
43.
For each director who is an interested person of the Fund, describe, in a footnote or otherwise, the relationship, events, or transactions by reason of which the director is an interested person.  See Item 17(a)(1), Instruction 2 of Form N-1A.

Response. The following footnote will be added:

Mr. Spagnola is considered an interested person (within the meaning of Section 2(a)(19) of the 1940 Act) of the Trust because Mr. Spagnola is a managing director of the Investment Adviser.

To the extent the board consists of any additional directors who are interested persons, a corresponding footnote will be added.
Page 56 – Standing Board Committees
44.
Please state whether the Nominating and Governance Committee will consider nominees recommended by security holders and, if so, describe the procedures to be followed by security holders in submitting recommendations.  See Item 17(b)(2)(iv) of Form N-1A.

Response. The following disclosure will be added:

The Nominating and Governance Committee will consider nominee proposals properly submitted by a shareholder. In order to submit properly a nominee recommendation for the Nominating and Governance Committee's consideration: (i) the shareholder must submit any such recommendation in writing to the Trust, to the attention of the Trust's Secretary, at the address of the principal executive offices of the Trust; (ii) the recommendation must be delivered to, or mailed and received at, the principal executive offices of the Trust not less than 60 calendar days nor more than 90 calendar days prior to the date of the Board or shareholder meeting at which the nominee candidate would be considered for election; (iii) the recommendation must include: (1) a statement in writing setting forth (A) the name, age, date of birth, business address, residence address and nationality of the person recommended by the shareholder, and the names and addresses of at least three professional references; (B) the number of all shares of the Trust (including the series and class, if applicable) owned of record or beneficially by the candidate, the date such shares were acquired and the investment intent of such acquisition(s), as reported to such shareholder by the candidate; (C) any other information regarding the candidate called for with respect to director nominees by paragraphs (a), (d), (e) and (f) of Item 401 of Regulation S-K or paragraph (b) of Item 22 of Rule 14a-101 (Schedule 14A) under the Exchange (or the corresponding provisions of any applicable regulation or rule subsequently adopted by the SEC or any successor agency with jurisdiction related to the Trust); (D) any other information regarding the candidate that would be required to be disclosed if the candidate were a nominee in a proxy statement or other filing required to be made in connection with solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder or any other applicable law or regulation; and (E) whether the recommending shareholder believes that the candidate is or will be an "interested person"

of the Trust (as defined in the 1940 Act) and, if not an "interested person," information regarding the candidate that will be sufficient, in the discretion of the Board or the Committee, for the Board to make such determination; (2) the written and signed consent of the candidate to be named as a nominee and to serve as a Trustee if elected; (3) the recommending shareholder's name as it appears on the Trust's books; (4) the number of all shares of the Trust (including the series and class, if applicable) owned beneficially and of record by the recommending shareholder; (5) a complete description of all arrangements or understandings between the recommending shareholder and the candidate and any other person or persons (including their names) pursuant to which the recommendation is being made by the recommending shareholder, and (6) a brief description of the candidate's relevant background and experience for membership on the Board, such as qualification as an audit committee financial expert.  The Nominating and Governance Committee may require the recommending shareholder to furnish other information as the Committee may reasonably require or deem necessary to verify any information furnished or to determine the eligibility of the candidate to serve as a Trustee of the Trust or to satisfy applicable law.
* * * * * *
Please direct any questions or comments relating to this filing to my colleague, Jamie M. Gershkow, at 215-564-8543, or to me at the above-referenced telephone number.
Very truly yours, /s/Jonathan M. Kopcsik Jonathan M. Kopcsik

cc:           Leo Karwejna
 Cheryl Maddox
   PFM Asset Management LLP
Jamie Gershkow